Exhibit 99.2
Royal Dutch Shell plc
Three and six month period ended June 30, 2008
Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report
This report contains:
(1)	An Operational and Financial Review and Results of Operations with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, “Shell”) for the three and six month period ended June 30, 2008; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three and six month period ended June 30, 2008 and 2007.
In this report, excluding in the financial statements, we have aggregated our equity position in projects for both direct and indirect interest.
In this report “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this report refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this report, associates and jointly controlled entities are also referred to as “equity-accounted investments”.
This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this report, August 4, 2008. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	1

Please refer to the Annual Report and Form 20-F for the year ended December 31, 2007 for a description of certain important factors, risks and uncertainties that may affect Shell’s businesses.
Operational and Financial Review for the three and six month period ended June 30, 2008
Presented under IFRS (unaudited)

$ million
	Three months		Six months
	ended June 30,		ended June 30,
	2008	2007	2008	2007

Income for the period	11,754	8,811	20,955	16,252
Attributable to minority interest	198	144	316	304

Income attributable to shareholders of Royal Dutch Shell plc	11,556	8,667	20,639	15,948

THREE MONTHS ENDED JUNE 30, 2008
Shell’s income for the three months ended June 30, 2008 was $11,754 million, an increase of 33% compared to 2007 mainly reflecting higher earnings in Exploration & Production.
Exploration & Production
Segment earnings were $5,881 million compared to $3,099 million a year ago. In 2008 earnings included a net gain of $98 million, reflecting a gain from divestments of $487 million, which was partly offset by a charge of $312 million related to the mark-to-market valuation of certain UK gas contracts and net tax charges of $77 million. Earnings for the second quarter 2007 included a net gain of $153 million reflecting a gain from divestment of $226 million and a gain of $19 million related to the mark-to-market valuation of certain UK gas contracts, which were partly offset by tax charges of $92 million.
Earnings compared to the second quarter 2007 reflected higher gas production volumes and the benefit of higher oil and gas prices on revenues, which were partly offset by lower oil production volumes, higher royalty expenses and higher operating costs.
Global liquids realisations were 74% higher than in the second quarter 2007, compared with marker crudes Brent and West Texas Intermediate increases of 76% and 91% respectively. Global gas realisations were 54% higher than a year ago. Outside the USA gas realisations increased by 57% whereas in the USA gas realisations increased by 53%.
Second quarter 2008 production (excluding oil sands bitumen production) was 3,054 thousand barrels of oil equivalent per day (boe/d) compared to 3,087 thousand boe/d a year ago. Crude oil production was down 6% and natural gas production was up 6% compared to the second quarter 2007.
Production compared to the second quarter 2007 included additional volumes principally from Ormen Lange (Shell share 17%) in Norway, West Salym (Shell share 50%) in Russia, Stybarrow (Shell share 17.1%) in Australia, Changbei (Shell share 50%) in China, Deimos (Shell share 71.5%) in the USA, Starling (Shell share 28%), Caravel (Shell share 71%) and Shamrock (Shell share 100%) in the United Kingdom and Champion West Phase 3B/C (Shell share 50%) in Brunei.
Gas & Power
Segment earnings were $625 million compared to $779 million a year ago. Earnings for the second quarter 2007 included a gain from divestments of $247 million.
In the second quarter 2008 marketing and trading earnings were reduced by non-cash charges of around $300 million as a result of fair value accounting of commodity derivatives associated with long-term contracts.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	2

Earnings compared to the second quarter 2007 reflected strong LNG prices, which were partly offset by lower LNG sales volumes and lower marketing and trading contributions.
LNG related earnings for the second quarter 2008 were approximately 50% higher than in the same quarter a year ago, mainly reflecting strong LNG prices.
LNG sales volumes of 3.08 million tonnes (Shell share) were 5% lower than in the same quarter a year ago, mainly as a consequence of lower feedgas supplies, planned maintenance shutdowns and changed lifting schedules of cargoes compared to the same quarter last year.
Marketing and trading earnings, non-LNG related, were lower than in the same quarter a year ago, reflecting lower earnings in North America, which was partly offset by higher European contributions.
Oil Sands
Segment earnings were $351 million compared to $202 million in the same quarter last year. Earnings compared to the second quarter 2007 reflected the impact of higher oil prices on revenues, which were partly offset by lower production volumes and higher operating costs.
Bitumen production decreased by 21% compared to the same quarter last year mainly as a consequence of the execution of the mine tailings management plan which has temporarily led to lower ore grade being mined and due to planned and unplanned maintenance. Upgrader availability was 96%, unchanged compared to the same quarter last year.
Oil Products
Segment earnings were $4,539 million compared to $3,928 million for the same period last year. Earnings benefited from the impact of increasing crude prices on our inventory by $3,464 million in the second quarter 2008 compared to a benefit of $992 million in the second quarter 2007. In the second quarter 2008 earnings included a gain of $181 million, reflecting a divestment gain of $167 million and a tax credit of $14 million. Earnings for the second quarter 2007 included a divestment gain of $205 million. In addition, second quarter 2008 marketing and trading earnings were impacted by a non-cash charge of around $450 million as a result of fair value accounting of commodity derivatives.
After taking into account the impact of rising crude prices and fair value accounting of commodity derivatives, earnings, when compared to the second quarter 2007, reflected substantially lower realised refining margins, higher operating costs, mainly as a result of exchange rate movements, and lower trading contributions.
Industry refining margins compared to the same quarter a year ago were lower in Europe, declined significantly in the US Gulf Coast and US West Coast and were higher in the Asia-Pacific region. Refinery availability remained at 92%, the same level as in the second quarter of 2007.
Marketing earnings compared to the same period a year ago declined due to higher operating costs and lower lubricants margins. In addition, retail margins, net of exchange rate movements, declined, which were partly offset by higher B2B margins.
Oil Products (marketing and trading) sales volumes increased by 2% compared to the same quarter last year. Marketing sales volumes were 1% lower than in the second quarter 2007 and excluding the impact of divestments were 2% higher mainly because of increased aviation, marine and commercial fuels sales.
Chemicals
Segment earnings were $157 million compared to $626 million for the same period last year. Second quarter 2008 earnings included a net charge of $206 million, reflecting impairment of assets and provisions of $265 million, which were partly offset by a divestment gain of $59 million.
Earnings, when compared to the second quarter 2007, reflected lower realised margins, higher operating costs and lower income from equity-accounted investments. In addition, the impairment of assets and provisions, which were partly offset by a divestment gain, impacted earnings in the second quarter 2008.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	3

Chemicals manufacturing plant availability increased to 95%, some 2 percentage points higher than in the second quarter 2007.
Corporate
Segment earnings were $201 million compared to $177 million for the same period last year. Earnings for the second quarter 2007 included a gain of $55 million related to the sale of property in the United Kingdom.
Earnings compared to the second quarter 2007 reflected higher tax credits and lower shareholder costs, which were partly offset by lower net underwriting income and lower net interest income.
SIX MONTHS ENDED JUNE 30, 2008
Shell’s income for the six months ended June 30, 2008 was $20,955 million, an increase of 29% compared to 2007 mainly reflecting higher earnings in Exploration & Production and Oil Products partly offset by lower earnings in Chemicals and Corporate.
Exploration & Production
Segment earnings were $11,024 million compared to $6,492 for the same period last year. In 2008 earnings included a net gain of $32 million mainly from gains from divestments of $571 million, partly offset by a charge of $462 million related to the mark-to-market valuation of certain UK gas contracts and tax charges of $77 million. In the comparative period of 2007 earnings included a net gain of $257 million mainly from gains from divestments of $352 million, partly offset by a charge of $3 million related to the mark-to-market valuation of certain UK gas contracts and tax charges of $92 million.
Earnings, when compared to the same period in 2007, mainly reflected higher gas production volumes and the benefit of higher oil and gas prices on revenues, which were partly offset by lower oil production volumes, higher royalty expenses and higher operating costs.
Liquid realisations were 71% higher than a year ago, compared to an increase in the industry benchmarks Brent of 72% and West Texas Intermediate of 80%. Outside the USA gas realisations increased by 40%. In the USA, gas realisations increased by 43% compared to an increase in industry benchmark Henry Hub of 35%.
Hydrocarbon production was 3,246 thousand boe/d, in line with 3,250 thousand boe/d a year ago or 1% higher adjusting for the impact of pricing effects from production sharing contracts. Production in the first six months of 2008 compared to 2007 was negatively impacted by field decline, divestments and pricing effects of production sharing contracts, offset by volumes from new fields and higher gas demand in north west Europe mainly as a consequence of colder weather.
Gas & Power
Segment earnings were $1,573 million compared to $1,582 million for the same period last year. In 2008 earnings included a charge of $11 million related to the mark-to-market valuation of certain gas contracts. In 2007 earnings included gains from divestments of $357 million and a charge of $71 million related to the mark-to-market valuation of certain gas contracts.
Earnings for the first six months of 2008 also included non-cash charges of some $450 million related to fair value accounting of commodity derivatives associated with long-term contracts.
Earnings, when compared to the same period in 2007, reflected strong LNG prices and LNG diversion opportunities and continued strong operational performance.
LNG sales volumes for the first half-year of 2008 were 6.59 million tonnes (Shell share) compared to 6.55 million tonnes a year ago. Higher feed gas supply was offset by higher maintenance activity when compared to the same period in 2007.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	4

Oil Sands
Segment earnings were $600 million compared to $317 million for the same period last year. Earnings, when compared to the same period in 2007, reflected improved margins and higher profits due to higher overall average realised oil price and a refund of royalty charges earlier in the year, which were partly offset by higher operating costs.
Sales volumes declined mainly as a consequence of a reduction in production at the mine, which was driven by a lower ore grade as a result of the execution of the mine tailings management plan, planned and unplanned maintenance and extreme weather conditions. Oil Sands mechanical availability, when compared to the same period last year, was lower by 1 percentage point at each site with the mine mechanical availability at 92% and the upgrader at 94%. The reduction was mainly driven by unplanned maintenance work earlier in the year.
Oil Products
Segment earnings were $6,906 million compared to $5,730 million for the same period last year. Earnings benefited from the impact of increasing crude prices on our inventory by $4,637 million compared to a benefit of $1,306 million in the same period last year. In 2008 earnings included a gain of $181 million, reflecting a divestment gain of $167 million and a tax credit of $14 million. In 2007 earnings included a divestment gain of $205 million partly offset by a charge of $176 million related to impairment of certain assets. In addition, marketing and trading earnings were reduced by a non-cash charge of around $400 million as a result of fair value accounting of commodity derivatives.
After taking into account the impact of rising crude prices, earnings, when compared to the same period last year, were mainly impacted by lower realised refining margins, and higher operating costs, mainly as a result of exchange rate movements, and lower trading contributions, which were partly offset by higher marketing margins.
Industry refining margins declined worldwide compared to the same period a year ago. Refinery availability increased to 92% compared to 89% in the same period last year mainly due to lower planned maintenance activities. Marketing earnings, when compared to the same period a year ago, declined due to higher operating costs, mainly as a result of exchange rate movements, and lower lubricants margins. These declines were partly offset by higher B2B and retail margins.
Oil Products (marketing and trading) sales volumes increased by 4% compared to the same period last year. Marketing sales volumes were 0.1% higher than in the same period last year and excluding the impact of divestments 2.2% higher, mainly because of increased aviation, retail and commercial fuels sales.
Chemicals
Segment earnings were $505 million compared to $1,153 million for the same period last year. In 2008 earnings included net charges of $206 million, reflecting impairment of assets and provisions of $265 million, which was partly offset by a divestment gain of $59 million.
Earnings reflected lower margins, higher operating costs and lower income from equity-accounted investments.
Chemicals manufacturing plant availability increased to 95%, some 3 percentage points higher than in the same period last year.
Corporate
Segment earnings were $347 million compared to $978 million a year ago. Earnings in the comparative period of 2007 included gains on the sale of the equity portfolio held by the insurance companies of $404 million and the sale of property in the United Kingdom of $55 million.
Earnings, when compared to the same period in 2007, mainly reflected lower net interest income and increased exchange rate losses, partly offset by higher tax credits.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	5

PORTFOLIO DEVELOPMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2008
Exploration & Production
In Australia, Shell reached an agreement with Woodside Petroleum Ltd. for the sale of various interests in North West Shelf assets, with current production of approximately 8 thousand boe/d, for some $0.3 billion.
Also in Australia, Shell signed a preliminary agreement with Arrow Energy Ltd. to acquire 30% stake in Arrow’s coal bed methane acreage in Queensland, and a 10% stake in Arrow International, for a cost of up to $0.7 billion. Shell and Arrow plan to jointly develop projects to extract clean-burning natural gas from coal deposits. Completion of a definitive agreement is expected by the end of 2008.
In the USA, Shell was awarded 141 blocks and was the apparent high bidder on another 134 blocks, with high bids totalling $2.1 billion, offshore Alaska in the Chukchi Sea.
In Kazakhstan, the international members of the Kashagan consortium agreed in principle to sell their participating interests proportionally, allowing KazMunaiGas’s stake to increase to match that of the four major shareholders. Assuming conclusion of the deal, Shell’s interest will change from 18.5% to 16.8%.
In Nigeria, Shell reached an agreement, amounting to some $0.6 billion, for the sale of offshore deepwater blocks OML 134 and OML 125, with current production of approximately 7 thousand boe/d.
In Peru, Shell signed a preliminary agreement with BPZ Energy Inc. to jointly explore for oil and gas in the northern part of the country.
During the first half of 2008, Shell had four notable exploration discoveries in offshore Nigeria, Australia and Brunei and onshore USA. Shell also significantly increased its overall acreage position through acquisitions of new exploration licences offshore northwest Australia, in the Chukchi Sea and the Gulf of Mexico in the USA.
Gas & Power
In China, during the first quarter, binding sales and purchase agreements were progressed with Qatargas 4 and PetroChina, leading to the long-term supply of LNG from Qatar to China, totalling 3 million tonnes per annum over 25 years. Agreements were signed on April 10, 2008.
In the Middle East, an agreement was reached with Qatargas 4 and the Dubai Government for the supply of LNG during the summer months for 15 years. The LNG will be delivered from Qatargas 4 and Shell’s portfolio of other LNG volumes.
In Germany, the sale of the BEB Erdgas and Erdoel GmbH gas transport business (Shell share 50%) to NV Nederlandse Gasunie was closed on July 1, 2008, with all required approvals in place. Proceeds have been mainly received in July 2008, with a remaining payment expected by the end of the year.
Oil Products
In France, on March 31, 2008, Shell concluded the sale of the Petit Couronne and Reichstett Vendenheim refineries, with a combined capacity of some 220 thousand barrels per day.
Also in France, on April 1, 2008, Shell concluded the sale of the Berre-l’Etang refining and petrochemical complex, with a refining capacity of 80 thousand barrels per day.
The combined cash proceeds expected from the above-mentioned sales amount to approximately $1.8 billion of which $1.5 billion was received in the second quarter 2008.
In Qatar, a Letter of Intent was signed with Qatar Petroleum International and PetroChina to build an integrated refinery and petrochemical manufacturing complex in China.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	6

LIQUIDITY AND CAPITAL RESOURCES
Three months ended June 30, 2008
Cash flow provided by operating activities in the three month period to June 30, 2008 was $4.2 billion compared to $8.8 billion a year ago mainly reflecting an increase in net working capital of $11.8 billion in the second quarter of 2008. This increase mainly relates to higher cost-valued inventory and increased net accounts receivable.
Capital investment for the three months ended June 30, 2008 was $8.0 billion of which $5.8 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period of 2007 was $5.8 billion of which $4.3 billion was invested in the Exploration & Production and Gas & Power segments.
Gross proceeds from divestments in the three month period to June 30, 2008 were $2.3 billion compared to $7.1 billion a year ago.
Dividends of $0.40 per share were declared on July 31, 2008 in respect of the second quarter. These dividends are payable on September 10, 2008. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F for additional information on the dividend access mechanism.
During the second quarter 2008 $1.4 billion or 0.6% of Royal Dutch Shell shares were bought back for cancellation.
Six months ended June 30, 2008
Cash flow provided by operating activities in the six month period to June 30, 2008 was $21.0 billion compared to $20.0 billion a year ago. Net working capital increased mainly due to higher cost-valued inventory and increased net accounts receivable.
Cash and cash equivalents amounted to $9.0 billion at the end of the period (2007: $15.1 billion). Total short and long-term debt amounted to $16.4 billion (2007: $17.5 billion).
Capital investment for the six months ended June 30, 2008 was $16.1 billion of which $12.1 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period of 2007 (including the minority share of Sakhalin) was $11.8 billion of which $8.9 billion was invested in the Exploration & Production and Gas & Power segments.
In the six months ended June 30, 2007 Shell paid cash of $7.1 billion for the acquisition of the shares in Shell Canada that it did not already own. The Shell Canada acquisition was partly offset by the sale of a portion of Shell’s ownership in Sakhalin Energy Investment Company Ltd.
Gross proceeds from divestments in the six month period to June 30, 2008 were $2.7 billion compared to $7.5 billion a year ago.
Dividends of $0.40 per share were declared on April 29, 2008 and July 31, 2008 totaling $0.80 per share in respect of the first and second quarters.
During the first six months of 2008 $2.4 billion or 1% of Royal Dutch Shell shares were bought back for cancellation.
RECENT DEVELOPMENTS
On July 17, 2008 Royal Dutch Shell, through its wholly owned subsidiary Shell Canada Limited, launched an offer to acquire all of the outstanding shares of Duvernay Oil Corp. (Duvernay) at a total price of C$5.9 billion, including debt. The offer is subject to certain conditions and regulatiory approvals.
Duvernay is a leading acreage holder in the Western Canadian Sedimentary Basin. The company has some 1,800 square kilometers (approximately 450,000 acres) of landholdings there. Duvernay has reported over 25,000 boe/d of production, predominantly in natural gas.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	7

Royal Dutch Shell plc
Three and six month period ended June 30, 2008
Unaudited Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	8

Condensed Consolidated Statement of Income

				$ million
	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Revenue[A]	131,419	84,896	245,721	158,376
Cost of sales	109,261	68,715	206,041	129,381

Gross profit	22,158	16,181	39,680	28,995
Selling, distribution and administrative expenses	4,444	4,120	8,413	7,898
Exploration	408	450	733	722
Share of profit of equity-accounted investments	2,671	2,138	5,096	3,946
Net finance costs and other (income)/expense	(140)	(477)	(193)	(1,378)

Income before taxation	20,117	14,226	35,823	25,699
Taxation	8,363	5,415	14,868	9,447

Income for the period	11,754	8,811	20,955	16,252

Income attributable to minority interest	198	144	316	304

Income attributable to shareholders of Royal Dutch Shell plc	11,556	8,667	20,639	15,948

Basic earnings per share (see Note 3)	1.87	1.38	3.34	2.54
Diluted earnings per share (see Note 3)	1.87	1.38	3.33	2.53

[A]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $25,462 million in the second quarter 2008 ($48,382 million cumulatively) and $18,993 million in the second quarter 2007 ($36,298 million cumulatively).
The Notes on pages 13 to 15 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	9

Condensed Consolidated Balance Sheet

		$ million
	June 30, 2008	Dec 31, 2007

ASSETS
Non-current assets
Intangible assets	5,336	5,366
Property, plant and equipment	109,191	101,521
Investments:
equity-accounted investments	32,514	29,153
financial assets	2,975	3,461
Deferred tax	4,089	3,253
Pre-paid pension costs	6,215	5,559
Other	6,504	5,760

	166,824	154,073
Current assets
Inventories	39,624	31,503
Accounts receivable	127,241	74,238
Cash and cash equivalents	8,990	9,656

	175,855	115,397

Total assets	342,679	269,470

LIABILITIES
Non-current liabilities
Debt	11,072	12,363
Deferred tax	13,994	13,039
Retirement benefit obligations	6,162	6,165
Other provisions	14,086	13,658
Other	4,857	3,893

	50,171	49,118
Current liabilities
Debt	5,352	5,736
Accounts payable and accrued liabilities	126,246	75,697
Taxes payable	15,895	9,733
Retirement benefit obligations	419	426
Other provisions	2,687	2,792

	150,599	94,384

Total liabilities	200,770	143,502

EQUITY
Equity attributable to shareholders of Royal Dutch Shell plc	139,809	123,960
Minority interest	2,100	2,008

Total equity	141,909	125,968

Total liabilities and equity	342,679	269,470

The Notes on pages 13 to 15 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	10

Condensed Consolidated Statement of Changes in Equity

	$ million
	Equity attributable to shareholders of Royal Dutch Shell plc
	Ordinary	Treasury	Other	Retained	Total	Minority	Total equity
	share capital	shares	reserves[A]	earnings		interest

At January 1, 2008	536	(2,392)	14,148	111,668	123,960	2,008	125,968

Income/(expense) recognised directly in equity	—	—	1,853	—	1,853	(110)	1,743
Income for the period	—	—		20,639	20,639	316	20,955

Total recognised income/(expense) for the period	—	—	1,853	20,639	22,492	206	22,698

Capital contributions from minority shareholders	—	—	—	—	—	27	27
Changes in minority interest	—	—	—	59	59	25	84
Dividends paid	—	—	—	(4,818)	(4,818)	(166)	(4,984)
Treasury shares: net sales/(purchases) and dividends received	—	442	—	—	442	—	442
Shares repurchased for cancellation	(5)	—	5	(2,237)	(2,237)	—	(2,237)
Share-based compensation	—	—	(107)	18	(89)	—	(89)

At June 30, 2008	531	(1,950)	15,899	125,329	139,809	2,100	141,909

At January 1, 2007	545	(3,316)	8,820	99,677	105,726	9,219	114,945

Income/(expense) recognised directly in equity	—	—	1,397	—	1,397	(101)	1,296
Income for the period	—	—	—	15,948	15,948	304	16,252

Total recognised income/(expense) for the period	—	—	1,397	15,948	17,345	203	17,548

Capital contributions from minority shareholders	—	—	—	—	—	819	819
Acquisition of Shell Canada	—	—	—	(5,445)	(5,445)	(1,639)	(7,084)
Sakhalin partial divestment	—	—	—	—	—	(6,711)	(6,711)
Other changes in minority interest	—	—	—	7	7	(49)	(42)
Dividends paid	—	—	—	(4,400)	(4,400)	(119)	(4,519)
Treasury shares: net sales/(purchases) and dividends received	—	552	—		552	—	552
Shares repurchased for cancellation	(3)	—	3	(1,386)	(1,386)	—	(1,386)
Share-based compensation	—	—	222		222	—	222

At June 30, 2007	542	(2,764)	10,442	104,401	112,621	1,723	114,344

[A]	See Note 2.
The Notes on pages 13 to 15 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	11

Condensed Consolidated Statement of Cash Flows

	$ million
	Six months ended June 30,
	2008	2007

Cash flow from operating activities:
Income for the period	20,955	16,252
Adjustment for:
Current taxation	15,106	9,727
Interest (income)/expense	447	328
Depreciation, depletion and amortisation	6,585	6,498
(Profit)/loss on sale of assets	(1,038)	(1,495)
Decrease/(increase) in net working capital	(8,967)	(2,103)
Share of profit of equity-accounted investments	(5,096)	(3,946)
Dividends received from equity-accounted investments	4,199	3,106
Deferred taxation and other provisions	170	62
Other	104	(1,123)

Cash flow from operating activities (pre-tax)	32,465	27,306
Taxation paid	(11,435)	(7,277)

Cash flow from operating activities	21,030	20,029

Cash flow from investing activities:
Capital expenditure	(14,781)	(11,013)
Investments in equity-accounted investments	(1,137)	(689)
Proceeds from sale of assets	2,471	6,650
Proceeds from sale of equity-accounted investments	333	394
Proceeds from sale of/(additions to) financial assets	285	1,140
Interest received	554	580

Cash flow from investing activities	(12,275)	(2,938)

Cash flow from financing activities:
Net Increase/(decrease) in debt with maturity period within three months	(24)	(844)
Other debt:
New borrowings	316	4,396
Repayments	(2,143)	(1,887)
Interest paid	(667)	(641)
Change in minority interest	27	(6,695)
Net issue/(repurchase) of shares	(2,423)	(1,386)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(4,818)	(4,400)
Minority interest	(166)	(119)
Treasury shares: net sales/(purchases) and dividends received	442	552

Cash flow from financing activities	(9,456)	(11,024)

Currency translation differences relating to cash and cash equivalents	35	48

Increase/(decrease) in cash and cash equivalents	(666)	6,115
Cash and cash equivalents at January 1	9,656	9,002

Cash and cash equivalents at June 30	8,990	15,117

The Notes on pages 13 to 15 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 12

Notes to the Condensed Consolidated Interim Financial Statements
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell” or the “Shell group”) are prepared on the same basis as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2007 (pages 117 to 121) as filed with the Securities and Exchange Commission.
The Oil Sands operations, which were previously reported within the Exploration & Production segment, are reported as a separate segment with effect from the fourth quarter 2007. Prior period financial statements have been reclassified accordingly.
The three and six month period ended June 30, 2008 Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
These Condensed Consolidated Interim Financial Statements are unaudited; however, in the opinion of Shell, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.
2. Other reserves

$ million
		Capital
	Merger	redemption	Share premium	Share plan
	reserve[A]	reserve	reserve	reserve	Other	Total

At January 1, 2008	3,444	48	154	1,122	9,380	14,148

Cumulative currency translation differences	—	—	—	—	2,085	2,085
Unrealised gains/(losses) on securities	—	—	—	—	(249)	(249)
Unrealised gains/(losses) on cash flow hedges	—	—	—	—	17	17

Income/(expense) recognised directly in equity	—	—	—	—	1,853	1,853

Share repurchased for cancellation	—	5	—	—	—	5
Share-based compensation	—	—	—	(107)	—	(107)

At June 30, 2008	3,444	53	154	1,015	11,233	15,899

At January 1, 2007	3,444	39	154	736	4,447	8,820

Cumulative currency translation differences	—	—	—	—	2,218	2,218
Unrealised gains/(losses) on securities	—	—	—	—	(738)	(738)
Unrealised gains/(losses) on cash flow hedges	—	—	—	—	(83)	(83)

Income/(expense) recognised directly in equity	—	—	—	—	1,397	1,397

Share repurchased for cancellation	—	3	—	—	—	3
Share-based compensation	—	—	—	222	—	222

At June 30, 2007	3,444	42	154	958	5,844	10,442

[A] The merger reserve was established as, in 2005, Royal Dutch Shell plc (“Royal Dutch Shell”) became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former public parent companies of the Group. It relates primarily to the difference between the nominal value of Royal Dutch Shell plc shares issued and the nominal value of Royal Dutch Petroleum Company and Shell Transport and Trading Company Limited shares received.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	13

3. Earnings per share

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Income attributable to shareholders of Royal Dutch Shell plc ($ million)	11,556	8,667	20,639	15,948

Basic weighted average number of ordinary shares	6,170,325,321	6,281,729,128	6,182,927,817	6,284,367,046

Diluted weighted average number of ordinary shares	6,189,058,741	6,303,110,809	6,199,685,973	6,303,195,713

4. Information by business segment
With effect from 2007, segment information is reported in accordance with IFRS 8 Operating Segments, which has replaced IAS 14 Segment Reporting.
Three months ended June 30, 2008

$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	5,776	5,753	107	106,863	12,913	7	131,419
Inter-segment	14,282	406	1,005	1,225	1,733

Segment earnings	5,881	625	351	4,539	157	201	11,754

Three months ended June 30, 2007

$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	3,531	3,303	259	67,258	10,267	7	84,625
Inter-segment	8,903	283	455	879	1,200

Segment earnings	3,099	779	202	3,928	626	177	8,811

Six months ended June 30, 2008

$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	10,654	11,979	614	197,442	25,013	19	245,721
Inter-segment	25,184	726	1,621	2,255	3,236

Segment earnings	11,024	1,573	600	6,906	505	347	20,955

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	14

Six months ended June 30, 2007

							$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	6,513	7,536	541	124,780	18,965	40	158,375
Inter-segment	17,542	535	777	1,486	2,123

Segment earnings	6,492	1,582	317	5,730	1,153	978	16,252

5. Ordinary share capital

		$ million
	June 30, 2008	Dec 31, 2007

Allotted, called up and fully paid
Class A ordinary shares	300	303
Class B ordinary shares	231	233
Sterling deferred	[A]	[A]

	531	536

[A]	Less than $1million

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	15

Appendix
Ratio of earnings to fixed charges
The following table sets forth, on an IFRS basis for the years ended December 31, 2004, 2005, 2006 and 2007 and the six months ended June 30, 2008, the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell. The comparative annual information is derived from the consolidated financial statements of Royal Dutch Shell contained in the Annual Report on Form 20-F for the year ended 2007.

	Six months ended June 30,		Years ending December 31,
	2008	2007	2006	2005	2004

Ratio of earnings to fixed charges	27.18	21.43	19.99	23.33	19.17

For the purposes of this table, “earnings” consists of pre-tax income from continuing operations before adjustment for minority interest and income from equity investees plus fixed charges (excluding capitalised interest) less undistributed earnings of equity investees, plus distributed income from equity interests. “Fixed charges” consists of expensed and capitalised interest plus interest within rental expenses plus preference security dividend requirements of consolidated subsidiaries.
Capitalisation and indebtedness
The following tables set forth, IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Royal Dutch Shell as of June 30, 2008. This information is derived from these Condensed Consolidated Interim Financial Statements.

$ million
June 30, 2008

Equity
Total equity attributable to shareholders of Royal Dutch Shell plc	139,809
Total finance debt
Short-term finance debt	5,352
Long-term finance debt[A]	8,429
Total finance debt[B]	13,781

Total capitalisation	153,590

[A]	Long-term finance debt excludes $2.6 billion of certain tolling commitments.

[B]	As of June 30, 2008, Shell had outstanding guarantees of $1.9 billion, of which $0.6 billion related to project financing. $11.8 billion of the finance debt of Shell was unsecured.

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Unaudited Condensed Interim Financial Report	16